1A/16 VF 4-4-02

02022527

UNITED S
SECURITIES AND EXCH
Washington, D.C.

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SEC MAIL PROCESSING RECEIVED APR 0 2 2002 WASH, DC SECTION 354

ANNUAL AUDITED REPORT
FORM X-17A-5 (P)
PART III

SEC FILE NUMBER
8-24267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.E. SHEEHAN & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 FIFTH AVENUE
(No. and Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOMINIQUE A. BODEVIN 212-888-9020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALAKOFF, WASSERMAN & PECKER, CPA, PC
(Name — if individual, state last, first, middle name)

ONE OLD COUNTRY ROAD, CARLE PLACE, NY 11514
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

VF 4-4-02

OATH OR AFFIRMATION

I, DOMINIQUE A. BODEVIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.E. SHEEHAN & COMPANY, INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

VICE-PRESIDENT

Title

Notary Public

TERENCE McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept. 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. E. SHEEHAN & COMPANY, INC.

711 FIFTH AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 888-9020

INVESTMENT BANKING

FAX (212) 752-5819

March 25, 2002

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2002
354
WASH, D.C.

Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: NASD Member 8046- SEC File Number B-24267

Ladies and Gentlemen:

Enclosed please find two copies of Annual Audited Report, Form X-17A-5, Part III, Oath or Affirmation signed by a duly authorized officer and notarized.

Pursuant to SEC Rule 17a-5(d), a complete report was submitted at an earlier date but the above mentioned document was not notarized.

Should you need further information, please do not hesitate to contact the undersigned.

Very truly yours,

Dominique A. Bodevin
Vice President

Enclosures
DAB/web

cc: NASD Regulation, Inc., District 10, Ms. Eileen Spell, Field Supervisor